David Spaight Joins MDS as President of Pharma Services

Seasoned life sciences executive to lead MDS's largest business

Toronto, Canada, April 27, 2006 - MDS Inc. (NYSE: MDZ; TSX: MDS), a leading provider of enabling products and services to the global life sciences markets, announced today that David Spaight has joined as President of MDS Pharma Services, effective immediately. Mr. Spaight will report directly to Stephen P. DeFalco, President and Chief Executive Officer of MDS Inc.

Mr. Spaight brings over 20 years of experience in the life sciences industry. Most recently, he served as Senior Vice - President, Global Sales and Marketing at Fisher Scientific Products, where he was responsible for the integration of the sales, marketing, and research and development teams in North America, Europe and Asia. Prior to joining Fisher, Mr. Spaight had an extensive career at PerkinElmer, Inc. where he rose up through sales, marketing, and general management positions to the role of Vice - President, Global Sales and Marketing. In this role he led a global workforce of over 1400 people, in 40 countries and was responsible for $1.1 B in revenues. Mr. Spaight has extensive experience in business development and operational improvement. Mr. Spaight has a Bachelor of Science in Chemistry and a Masters in Business Administration, both from the University of Michigan.

"David brings deep expertise in the global life sciences industry and an impressive track record of success," said Stephen P. DeFalco, President and CEO, MDS Inc. "His appointment comes at a crucial stage for MDS Pharma Services, as we continue to reposition the business and improve operating results."

"I am excited to join MDS Pharma Services at this time of tremendous opportunity. Together with the management team, we will build on MDS Pharma Service's market-leading positions and drive to top quartile performance." said Mr. Spaight.

Gilbert Godin, former President of MDS Pharma Services, is leaving the Company to pursue a leadership opportunity in the specialty pharmaceutical industry.

About MDS Pharma Services

MDS Pharma Services offers a full spectrum of resources to meet the drug discovery and development needs of the pharmaceutical and biotechnology industries. With numerous facilities strategically located around the world, the company applies advanced scientific and technological expertise to each stage of the drug discovery and development process - Early Stage: lead optimization, pre-IND research, pharmaceutical and biopharmaceutical development, early clinical research (bioequivalence, phases I-IIa) and bioanalysis; and Late Stage: global clinical development (phases IIb-IV) and central lab. For more information, visit MDS Pharma Services' Web site at www.mdsps.com.

About MDS Inc.

MDS Pharma Services is an integral part of MDS Inc. (TSX: MDS; NYSE: MDZ). MDS Inc. has more than 8,800 highly skilled people in 27 countries. We provide a diverse range of superior products and services to increase our customers' speed, precision and productivity in the drug development and disease diagnosis processes. We are a global, values-driven life sciences company, recognized for our reliability and collaborative relationships as we help create better outcomes in the treatment of disease. Find out more at www.mdsinc.com or by calling 1-800-MDS-7222, 24 hours a day.

For further MDS information contact:
Sharon Mathers Vice - President, Investor Relations and External Communications 416-213.4721 Sharon.Mathers@mdsinc.com